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___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
ALLEGHENY ENERGY, INC. et. al.     :
                                   :    CERTIFICATE
         File No. 70-8411          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    SEPTEMBER 30, 1999
      Company Act of 1935)         :
__________________________________ :




          Through September 30, 1999, Allegheny Energy, Inc. (Allegheny) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $69,595,158. See attached consolidated financial statements for the quarter ended September 30, 1999. During the third quarter of 1999, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the third quarter of 1999 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

           Allegheny Ventures provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, Allegheny Ventures and EUA-
        Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex.
        Pending resolution of outstanding jobs, the APS
        Cogenex joint venture continues to exist.

           Allegheny Ventures developed energy management products and services to be offered to customers in and around the service territory of its affiliates.


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  C.    EWGs and FUCOs

           Allegheny Ventures, through the Latin American
        Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the third quarter. As of the end of the third quarter of 1999, Allegheny
        Ventures has invested $4,417,297 in LAEEF.

  D.    Real Estate Activities

           In March Allegheny Ventures entered into four agreements, all subject to SEC approval, to purchase property adjacent to property on which AE, Inc.'s and Potomac Edison's Corporate Centers are located. Allegheny Ventures had made a down payment into an escrow account in connection with the purchase of one of the properties. Allegheny
        Ventures has decided not to purchase these properties, as they will be purchased by an affiliate, which will reimburse Allegheny Ventures for the down payment. On November 8, 1999, Allegheny Energy, Inc. and Allegheny Ventures withdrew the Post-Effective Amendment in connection with this matter.

        E. Development Activities

           Allegheny Ventures is investigating the
        development of distributed generation.

II. Guarantees or assumption of liabilities by Allegheny on behalf of Allegheny Ventures or its subsidiaries

           Allegheny continued to provide support to AYP
        Energy trading activities by providing parent
        guarantees to AYP Energy counterparties.   As of
        September 30, 1999, in connection with AYP Energy's trading activities, Allegheny had guarantees of support outstanding in the amount of $26,000,000.

III.    Services Provided by Allegheny Ventures to Associate
Companies

           Allegheny Ventures did not provide any services to associate companies during the third quarter of 1999.


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IV.     Factoring Activities

           Allegheny Ventures did not perform any
        activities associated with the factoring of accounts receivable in the third quarter of 1999.

                               ALLEGHENY ENERGY, INC.



                               By /s/ Thomas K. Henderson
                                      Thomas K. Henderson
                                      Vice President


                               ALLEGHENY VENTURES, INC.



                               By /s/ Thomas K. Henderson
                                      Thomas K. Henderson
                                      Vice President


Dated: November 22, 1999